UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 1-14588

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN
(Full title of the Plan)

NORTHEAST BANCORP
500 Canal Street,
Lewiston, Maine 04240
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Northeast Bancorp 401(k) Savings and Retirement Plan (the "Plan") was amended, effective March 1, 2007, to provide that employee contributions  may no longer be invested in Northeast Bancorp (the "Employer") stock. Contributions that were previously invested in Employer stock may continue to be held in the Plan, but dividends on Employer stock and proceeds from Employer stock that the Plan continues to hold may not be invested in Employer stock.  As a result of the amendment, in reliance upon an SEC No-Action Letter (Emerson Electric Co. (May 1,1994)),  Employer does not intend to file Annual Reports on Form 11-K for the Plan in future years.

Northeast Bancorp
401(K) Savings and Retirement Plan

Financial Statements and Schedules

Years Ended December 31, 2006 and 2005
With Independent Auditors’ Report

The Board of Directors
Northeast Bancorp 401(k) Savings and Retirement Plan

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying statements of net assets available for benefits of the Northeast Bancorp 401(k) Savings and Retirement Plan (the Plan), as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Northeast Bancorp 401(k) Savings and Retirement Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes, as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The financial statements of the Northeast Bancorp 401(k) Savings and Retirement Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 20, 2006, expressed an unqualified opinion on those statements.

West Peabody, Massachusetts	/s/ SHATSWELL, MacLEOD & COMPANY, P.C. SHATSWELL, MacLEOD & COMPANY, P.C.
June 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Northeast Bancorp 401(k) Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Northeast Bancorp 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2005.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Northeast Bancorp 401(k) Savings and Retirement Plan as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Portland, Maine	/s/ Baker Newman & Noyes Baker Newman & Noyes
June 20, 2006	Limited Liability Company

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

ASSETS
	2006	2005
Investments, at fair value (note 5):	$5,541,356	$4,787,384
Pooled separate accounts
Northeast Bancorp Stock Fund (includes $9,765 and $37,268 of cash equivalents at December 31, 2006 and 2005, respectively)	242,269	328,579
Participant loans (note 4)	282,675	181,433

Total investments	6,066,300	5,297,396

Receivables:
Employer's contribution	3,804	3,769
Employees' contribution	10,866	10,135

Total receivables	14,670	13,904

Net assets available for benefits	$6,080,970	$5,311,300

See accompanying notes.

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income (note 5):
Net appreciation in fair value of investments	$520,738
Dividends and interest	23,288

544,026

Contributions:
Employer's	209,155
Employees'	575,191
Rollovers	271,823

1,056,169

Total additions	1,600,195

Deductions from net assets attributed to:
Benefits paid to participants	772,751
Other deductions	16,929
Administrative expenses	40,845

Total deductions	830,525

Net increase	769,670

Net assets available for benefits:
Beginning of year	5,311,300

End of year	$6,080,970

See accompanying notes.

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
1.	Description of Plan

The following description of the Northeast Bancorp 401(k) Savings and Retirement Plan (the Plan), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

	General
	The Plan is a 401(k) plan sponsored by Northeast Bancorp (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
	Eligibility and Participation

Employees are eligible for participation in the Plan after they have completed 90 days of service and attained age 18.  Attainment of age 18 became effective on August 2, 2006; prior to that date the age requirement was 21.  A participant can enter the Plan on the first day of the next quarter after becoming eligible.

	Contributions
	A participant may elect to contribute pre-tax dollars to the Plan from their compensation up to the Internal Revenue Service limitation.

On behalf of each participant who elects to contribute to the Plan, and is a participant on the last day of each quarter, the Company will make a matching contribution in the amount of 50% of the first 6% of compensation that a participant contributes to the Plan.  The Company may also make a discretionary contribution.  A participant must complete 1,000 hours to be eligible for the discretionary contribution.  For the twelve months ended December 31, 2006 and 2005 , there were no discretionary contributions.

At the participant's option, contributions may be invested in any of the available investment options.  As of December 31, 2006, the options consisted of numerous pooled separate accounts offered through Transamerica Life Insurance and Annuity Company (Transamerica) and the Northeast Bancorp Stock Fund.  The Northeast Bancorp Stock Fund invests primarily in common stock of Northeast Bancorp.  It also contains a small balance of cash equivalents (Prime Fund Capital Reserve Class) for any uninvested funds. Effective March 1, 2007, contributions to and purchases of Northeast Bancorp stock from the Northeast Bancorp Stock Funds are no longer permitted.

	Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions on their behalf, an allocation of Plan earnings, an allocation of forfeitures, and is charged with an allocation of administrative expenses.  Allocations are based on account balances.

	Benefits

Upon death, retirement or disability, the full amount credited to the participant's accounts shall become fully vested.  In the event of termination of employment for any other reason, the participant will receive the vested amount of his or her accounts.

	Vesting
	Participants are immediately vested in their contributions. Participants vest in the Company matching and discretionary contributions as follows:
	Years of Service	Vesting %
	Less than 2	0%
	2 but less than 3	20
	3 but less than 4	40
	4 but less than 5	60
	5 or more	100
	Forfeitures are reallocated to participants. Unallocated forfeitures were $18,616 at December 31, 2006 and $7,982 at December 31, 2005.
	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

	Investment Management

Transamerica is the custodian of the Plan's investments, except for the Northeast Bancorp Stock Fund.  Certain plan investments are shares of pooled separate accounts managed by Transamerica, and therefore, transactions with Transamerica qualify as party-in-interest.  Administrative expenses paid to Transamerica totaled $40,845 for the year ended December 31, 2006.

2.	Summary of Significant Accounting Policies
	Basis of Accounting
	The accompanying financial statements have been prepared on an accrual basis.
	Administrative Expenses
	Custodial fees are paid by the Plan. Administrative expenses are paid by the Plan sponsor.
	Valuation of Investments

Investments in pooled separate accounts are valued at fair value as calculated by the custodian based on the market value of the underlying investments.  Investments in the common stock of Northeast Bancorp are valued at fair value based upon quoted market prices.  Participant loans are valued at cost, which approximates fair value.

	Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

	Benefits
	Benefits are reflected as reduction to net assets when paid.
3.	TTax Status

A qualifying plan is one for which the employer may currently deduct contributions on its income tax return, the employee is not currently taxed on the contribution, and the plan income is not taxable.

Effective July 1, 2000, the Plan was amended to adopt the provisions of the Transamerica Tax-Favored Savings and Discretionary Contribution Plan and Trust Agreement.  This is a volume submitter profit sharing 401(k) plan which received a favorable volume submitter program letter from the Internal Revenue Service (IRS) dated April 17, 2002.  The Plan has not requested a separate tax determination letter.  However, in the opinion of the administrator, the Plan has been operated within the applicable sections of the Internal Revenue Code and is qualified under the Code and applicable regulations.

4.	Participant Loans
	The Plan allows participants to borrow against their accounts. Such loans shall not exceed the lesser of $50,000 or 50% of the participants' vested interest in their account.
5.	Investments
	The following investments are greater than or equal to 5% of net assets available for benefits as of December 31, 2006 and 2005:
	2006	2005
Transamerica Balanced Fund	$390,395	$359,011
Transamerica Cash Management Fund	364,704	386,226
Transamerica AIM International Growth	327,759	-
Transamerica Core Equity Fund	453,084	468,270
Transamerica Equity Index Fund	330,367	304,315
Transamerica Mutual Qualified Fund	722,470	448,139
Transamerica Oppenheimer Global Fund	644,341	532,193
Transamerica Franklin Balance Sheet Investment Fund	457,378	392,841
Northeast Bancorp Common Stock	-	291,311

The components of the net appreciation (depreciation) in the fair value of investments are as follows for the year ended December 31, 2006:

Pooled separate accounts	$579,595
Northeast Bancorp Common Stock	(58,857)

$520,738
6.	Reconciliation of the Financial Statements to Form 5500
The following is a reconciliation of the financial statements to Form 5500 as of December 31, 2006, and for the year then ended:
Net assets available for benefits - per financial statements	$6,080,970
Other	(1)

Net assets - per Form 5500	$6,080,969

Net increase in net assets - per financial statements	$769,670
December 31, 2005 receivables - per financial statements	13,904
Other	(28)

Net income - per Form 5500	$783,546

The following is a reconciliation of the financial statements to Form 5500 as of December 31, 2005 and for the year then ended:

Net assets available for benefits - per financial statements	$5,311,300
Receivables - per financial statements	(13,904)
Other	27

Net assets - per Form 5500	$5,297,423

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Plan Sponsor ID # 01-0425066
Plan # 002
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Pooled Separate Accounts
*	Transamerica Life Insurance and Annuity Company	Equity Fund	$--	$267,188
*	Transamerica Life Insurance and Annuity Company	Equity Index Fund	--	330,367
*	Transamerica Life Insurance and Annuity Company	Balanced Fund	--	390,395
*	Transamerica Life Insurance and Annuity Company	Bond Fund	--	146,141
*	Transamerica Life Insurance and Annuity Company	Cash Management Fund	--	364,704
*	Transamerica Life Insurance and Annuity Company	High Yield Bond Fund	--	178,066
*	Transamerica Life Insurance and Annuity Company	Aggressive Growth Fund	--	222,972
*	Transamerica Life Insurance and Annuity Company	Growth Opportunity Fund	--	228,362
*	Transamerica Life Insurance and Annuity Company	Core Equity Fund	--	453,084
*	Transamerica Life Insurance and Annuity Company	AIM International Growth	--	327,759
*	Transamerica Life Insurance and Annuity Company	Franklin Small Mid Cap Growth	--	240,068
*	Transamerica Life Insurance and Annuity Company	SSgA Small Cap Index	--	7,389
*	Transamerica Life Insurance and Annuity Company	Mutual Qualified Fund	--	722,470
*	Transamerica Life Insurance and Annuity Company	Oppenheimer Global Fund	--	644,341
*	Transamerica Life Insurance and Annuity Company	Columbia Mid-Cap Value Fund	--	217,402
*	Transamerica Life Insurance and Annuity Company	Columbia Intermediate Bond Fund	--	265,099
*	Transamerica Life Insurance and Annuity Company	Franklin Balance Sheet Investment Fund	--	457,378
*	Transamerica Life Insurance and Annuity Company	Vanguard Targeted Retirement 2035	--	1,917
*	Transamerica Life Insurance and Annuity Company	Vanguard Targeted Retirement 2045	--	16,835
*	Transamerica Life Insurance and Annuity Company	Vanguard Targeted Retirement 2005	--	1,663
*	Transamerica Life Insurance and Annuity Company	Vanguard Targeted Retirement 2015	--	41,889
*	Transamerica Life Insurance and Annuity Company	Vanguard Targeted Retirement 2025	--	15,867

	Other

*	Northeast Bancorp	Northeast Bancorp Common Stock 12,173 shares	$--	232,504

	Prime Funds	Prime Fund Capital Reserve	--	9,765

	Participant Loans	5.25% - 10.25%	--	282,675

*	Denotes party-in-interest.

**	Not required as Plan is participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of Northeast Bancorp 401(k) Savings and Retirement Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Northeast Bancorp 401(k) Savings and Retirement Plan
Date: June 28, 2007	By: /s/ James D. Delamater James D. Delamater President and CEO

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors - Shatswell, MacLeod & Company, P.C.
23.2  Consent of Independent Auditors - Baker Newman & Noyes